EXHIBIT 13

Quarterly Financial Statement of QSound Labs, Inc. for Period Ended March 31, 2003

QSoundLabs First Quarter 2003

Message to the shareholders

For the most part, the quarter's financial performance was as expected. Royalties from consumer electronics and PC audio licensees were lower than anticipated, resulting in a slightly lower than expected net income. Revenues from RealNetworks sales of iQfxR 3 remained steady. The North American portion of our license with Starkey Labs expired at the end of February so royalties were lower than the previous quarter.

During the quarter, we announced microQ, an audio software solution for the mobile and handheld device markets. Marketing efforts for the audio business for the balance of the year will be directed at gaining design wins for this product.

In the short term, our financial results will reflect the recent license expiration, but management expects this revenue to be replaced during the balance of this year, as new licenses and products come to market.

Subsequent to the quarter ending, the Company acquired all of the assets of a private corporation, in which it had previously held an investment. As at March 31, this investment totaled $525,000 and this was the consideration for the purchase. The assets consist primarily of software for Internet Telephony applications. Management expects to provide updates regarding this opportunity in the very near future.

/s/ David Gallagher

David Gallagher
President and
Chief Executive Officer

Management's Discussion and Analysis First Quarter ended March 31, 2003	This Management Discussion and Analysis ("MD&A") of the results of operations of QSound Labs, Inc. (the company) for the quarter ended March 31, 2003 should be read in conjunction with the interim unaudited consolidated financial statements of the company for the quarter ended March 31, 2003, and the annual audited financial statements of the company for the fiscal year ended December 31, 2002. Management has prepared these notes with the understanding that readers are already familiar with the MD&A for the fiscal year ended December 31, 2002.

The company reports its unaudited consolidated financial statements in United States dollars and in accordance with Canadian Generally Accepted Accounting Principles (GAAP).

Operations

Revenues for the three months ended March 31, 2003 were $830,850 as compared to $755,162 for the same period in 2002. The audio segment had revenues of $728,933 for the quarter as compared to $594,364 for the same period in 2002. The increase was due primarily to continuing strong royalties received from the hearing aid license (the North American portion of which expired in February, 2003) and increased integrated circuit sales. The e-commerce segment had revenues of $101,917 as compared to $160,798 for 2002. The decrease was due to a decrease in the number of subscribers for the e-commerce services.
The operating profit for the quarter was $178,380 as compared to $168,189 for the same period last year.

Net income for the quarter ended March 31, 2003 was $88,441 or $0.01 per share as compared to $88,349 or $0.01 per share for the same period in 2002. The audio segment had profits of $54,695 in 2003 as compared to $103,438 in 2002. The decrease in profit is due primarily to increased marketing costs as the company enters into the cellular, handheld device and IP telephony markets. The e-commerce segment had profits of $33,746 in 2003 compared to losses of $15,089 in 2002. The increase in profits is due to the realized savings in moving the operations to Canada and cost cutting measures taken.

The company continues to generate cash flow from operations and in the quarter ended March 31, 2003 generated $284,663 in cash from operations as compared to a decrease in cash from operations of $70,425 for the previous year.

Financial Condition

The company had a working capital surplus
of $2,518,123 at March 31, 2003 as compared to $2,288,081 as at December 31, 2002.

Cash resources at the end of the first quarter of 2003 were $2,869,954 and liabilities for the same period were $251,232, which consisted of $137,955 in accounts payable and accrued liabilities and $113,277 in deferred revenue. Management feels that with our current cash on hand and cash flows from operations the company has sufficient capital to carry out its business plan for the remainder of 2003. During 2002 the company entered into a strategic relationship with a private corporation whereby the parties planned to co-develop software applications for the converging telephony and network industries. As part of this co-operation, the company had advanced funds totaling $500,000 and these advances were secured by the assets of the private corporation. Subsequent to the end of the 2002 year the company advanced a further $25,000 to a receiver to enforce its security. Shortly after the end of the first quarter the company collected on the note by acquiring title to software, inventory, in process research and development, and furniture and equipment.

Capital Expenditures

The company continues to take steps to ensure that its technology is current and up to date. To facilitate that goal and ongoing research and development, as well as protecting its technology through the registration of trademarks and patents, the company invested $12,324 in the quarter in new computer equipment and software, trademarks and patents.

		March 31, 2003	December 31, 2002
		(unaudited)
Consolidated balance sheets	ASSETS
	Current assets:
	Cash and cash equivalents	$2,869,954	$2,621,205
	Accounts receivable	709,626	929,519
	Inventory	32,765	16,455
	Deposits and prepaid expenses	61,991	58,674
		3,674,336	3,625,853

As at March 31, 2003 and December 31, 2002 (Expressed in United States dollars under Canadian GAAP)	Note receivable	525,000	500,000
	Capital assets	796,577	747,553
	Goodwill	2,184,589	2,184,589
	Intangible assets	205,530	213,771

		$7,386,032	$7,271,766

	LIABILITIES AND SHAREHOLDERS' EQUITY
	Current Liabilities:
	Accounts payable and accrued Liabilities	$137,955	$220,894
	Deferred Revenue	113,277	120,511
		251,232	341,405

	Shareholders' equity:
	Share capital (7,159,074 common shares)	44,002,034	43,886,036
	Contributed Surplus	1,114,316	1,114,316
	Deficit	(37,981,550)	(38,069,991)
		7,134,800	6,930,361

		$7,386,032	$7,271,766
See accompanying notes to consolidated financial statements

		For three months ended	For three months ended
		March 31, 2003	March 31, 2002
		(unaudited)	(unaudited)
Consolidated statements of operations and deficit As at March 31, 2003 and December 31, 2002 (Expressed in United States dollars under Canadian GAAP)	REVENUE
	Royalties and license fees	$480,655	$420,516
	Product sales	350,195	334,646
		830,850	755,162

	Cost of product sales	82,737	9,271
		748,113	745,891

	EXPENSES
	Marketing	256,798	194,016
	Operations	36,069	81,532
	Product engineering	151,654	180,560
	Administration	125,212	121,594
		569,733	577,702

	Operating Profit	178,380	168,189

	Other Items
	Depreciation and amortization	(80,265)	(80,037)
	Interest and other income	5,931	6,486
	Other	(15,605)	(6,289)
		(89,939)	(79,840)

	Net Income for the period	88,441	88,349
	Deficit beginning of period	(38,069,991)	(39,198,943)
	Deficit end of period	$(37,981,550)	$(39,110,594)

	Income per common share	$0.01	$0.01

See accompanying notes to consolidated financial statements

		For three	For three
		months ended	months ended
		March 31, 2003	March 31, 2002
		(unaudited)	(unaudited)
Consolidated statements of cash flows As at March 31, 2003 and December 31, 2002 (Expressed in United States dollars under Canadian GAAP)	Cash provided by (used in)

	OPERATIONS
	Income for the period	$88,441	$88,349
	Items not requiring (providing) cash:
	Depreciation and amortization	80,265	80,037
	Compensation cost of options issued to non-employees	5,864	---
	Changes in working capital balances	110,093	(238,811)
		284,663	(70,425)

	FINANCING
	Issuance of common shares, net	1,410	-
		1,410	-

	INVESTMENTS
	Purchase of capital assets	(844)	(73,152)
	Purchase of intangible assets	(11,480)	(5,000)
	Note receivable (note 2)	(25,000)	---
		(37,324)	(73,152)

	Increase (decrease) in cash	248,749	(143,577)
	Cash and cash equivalents beginning of period	2,621,205	2,047,892

	Cash and cash equivalents end of period	$2,869,954	$1,904,315

See accompanying notes to consolidated financial statements

NOTES to consolidated financial statements For the three month period ended March 31, 2003 Unaudited (Expressed in United States dollars under Canadian GAAP)	1. Basis of presentation:
These consolidated financial statements include the accounts of QSound Labs, Inc. a public company organized under the laws of the Province of Alber ta, Canada and its wholly-owned subsidiaries QCommerce Inc., QSound Ltd., QSound Electronics, Inc. and QKidz, Inc. All significant inter-company transactions and balances have been eliminated. During 2002 QKidz, Inc. was wound up.

The statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles for interim financial statements. These financial statements follow the same accounting policies and methods of applications as the most recent annual financial statements dated December 31, 2002. These interim financial statements should be read in conjunction with the Company's December 31, 2002 audited annual financial statements. The disclosures provided below are incremental to those included in the annual financial statements.

2. Note receivable:

The company has advanced $525,000 to a private company. The advance is secured by all of the assets of the private company.

3. Capital assets:

	Cost	Accumulated depreciation	Net book value

Sound source and control equipment	$545,590	$516,872	$28,718
Real time systems	905,534	894,263	11,271
Furniture and fixtures	353,827	309,912	43,915
Computer equipment	808,775	623,276	185,499
Software and production tooling	1,457,120	929,946	527,174

	4,070,846	3,274,269	796,577

4. Other intangible assets:

	Cost	Accumulated amortization	Net book value

Patents and trademarks	$791,982	$612,265	$179,717
Purchased customer list	34,418	8,605	25,813

	826,400	620,870	205,530

5. Share capital:

	Number of Shares	Consideration

Balance at December 31, 2002	7,156,074	$43,886,036
Issued for cash on exercise of options	3,000	1,410
Additional paid-in capital stock options	-	5,863
Additional paid-in capital warrants	-	108,725

Balance at March 31, 2003	7,159,074	$44,002,034

6. Stock Option Plan:

	Number of shares	Exercise price per share	Weighted average exercise price

Balance at December 31, 2002	1,595,922	$0.41 - 12.24	$1.26
Granted	5,000	1.00	1.00
Exercised	(3,000)	0.47	0.47
Cancelled or expired	(32,500)	1.75 - 8.00	2.23

Balance at March 31, 2003	826,400	0.47 - 12.24	1.24

The following table summarizes the information about stock options outstanding at March 31, 2003:

	Options Outstanding			Options Exercisable

Range of Exercise Prices	Number Outstanding at March 31, 2003	Weighted- Average Remaining Terms (Years)	Weighted- Average Exercise Price	Number Exercisable at March 31, 2003	Weighted- Average Exercise Price

$0.47	562,297	3.5	$0.47	507,297	$0.47
0.57 - 1.04	280,000	7.8	0.61	5,000	1.00
1.65 - 2.12	606,638	3.5	1.15	425,203	1.05
6.00 - 12.24	116,487	1.6	7.02	116,487	7.02

	1,565,422			1,053,987

7. Warrants:

During the three month period ended March 31, 2003 the company issued 250,000 warrants, each one warrant entitling the holder to receive one common share of the Company. The warrants are exercisable at $1.04 and expire March 25, 2007.

The fair value of the warrants was determined to be $108,725, was capitalized to software and production tooling, and was calculated using the Black Scholes pricing model with the following weighted average assumptions:

Risk free interest rate	4.5%
Volatility	82%
Life of the warrant	4.5 years
Dividend yield	0%

8. Changes in non-cash working capital balances:

	March 31, 2003	March 31, 2002

Accounts receivable	$219,893	$(142,294)
Inventory	(16,310)	392
Deposits and prepaid expenses	(3,317)	(6,571)
Accounts payable and accrued liabilities	(82,939)	(117,016)
Deferred revenue	(7,234)	26,678

	$110,093	$(238,811)

9. Segmented information:

For the three month period ended March 31, 2003

	Audio	E-Commerce	Total

Revenues	$729,933	$101,917	$830,850
Interest revenue	5,931	-	5,931
Amortization of capital assets	50,552	9,992	60,544
Segment profit	54,695	33,746	88,441
Segment assets	4,994,457	2,391,575	7,386,032
Goodwill	-	2,184,589	2,184,589
Expenditures for segment capital assets	109,569	-	109,569

For the three month period ended March 31, 2002

Revenues	$594,364	$160,798	$755,162
Interest revenue	6,486	-	6,486
Amortization of capital assets	51,406	14,275	65,681
Segment profit	103,438	(15,089)	88,349
Segment assets	3,512,820	2,451,198	5,964,018
Goodwill	-	2,184,589	2,184,589
Expenditures for segment capital assets	68,152	-	66,152

Geographic Information

	2003 Revenue	2002 Revenue

Canada	$1,315	$1,509
United States	688,078	691,230
Asia	141,457	62,423

	$830,850	$755,162

QSOUNDLABS, INC. 400, 3115 - 12th Street N.E Calgary, Alberta Canada T2E 7J2 www.qsound.com